TSX, NYSE: AKG

ASANKO GOLD STRENGTHENS BOARD

Vancouver, British Columbia, November 18, 2015 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce the appointment of William (Bill) Keith Smart as a Non-Executive Director to the Board. As the Company transitions to a gold producer, it has strengthened the operational and technical expertise of the Board with this appointment.

Bill Smart has had a long and distinguished career as a senior mining executive with a specific focus on operating assets in Africa. His most recent executive role was with LionOre Mining International (“LionOre”) where he was responsible for strategy and corporate development. LionOre was a TSX listed multinational nickel producer that was acquired by Norilsk Nickel for C$6.8 billion in 2007.  He has more recently served on a number of public company Boards.

Commenting on the appointment, Peter Breese, President and CEO, said “I’d like to welcome Bill to the Asanko Board.  As the Company transitions into a gold producer, Bill’s extensive African operating experience will be invaluable in assisting Asanko achieve our vision of building a mid-tier gold mining company.”

Prior to LionOre, he spent 26 years working for the Anglo American group in Zimbabwe, holding positions including Managing Director of Bindura Nickel Corporation Ltd, and Zimbabwe Alloys Ltd and as a director of Anglo American Corporation Zimbabwe Limited and First Merchant Bank Limited.  Following his departure from Anglo American, he became Chairman and CEO of the privately owned Zimasco, which, at the time, was one of Africa’s largest integrated ferrochrome mining and smelting businesses. He was responsible for a complete overhaul of the business, culminating in a successful sale to SinoSteel Corporation. Zimasco also owned the Mimosa platinum mine in Zimbabwe and, as CEO, Bill oversaw the development and construction of this highly efficient, low cost platinum mine. He holds a Bachelor of Commerce (Hons) degree from Rhodes University  in South Africa.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations

Toll-Free (N.America): 1-855-246-7341

Telephone: +44-7932-740-452

Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development

Telephone: +1-778-729-0614

Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Construction of Phase 1 is nearing completion and first gold is expected in early Q1 2016, with steady state production of 190,000 ounces per annum in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.